  Exhibit 99.1

NextSource Materials Secures Strategic Investment Led by Sir Mick Davis to Fully Fund Construction of Molo Mine in Madagascar

HIGHLIGHTS

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Vision Blue Resources Ltd, a newly created battery commodity/resource-focused investment company founded by Sir Mick Davis (former CEO of Xstrata Plc), has committed to a strategic investment in NextSource Materials to fully fund the construction of its Molo graphite mine in Madagascar
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Financing Package for total gross proceeds of US$29.5M as follows:
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US$6.1M equity private placement to close prior to end of February
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US$12.4M equity private placement to close following shareholder approval
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US$11.0M in non-dilutive royalty financing
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Proceeds to be used to bring the Molo mine into production with targeted completion in first half of 2022
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Proceeds to be further used to fast-track completion of two technical studies to confirm the capital and operating costs for the next phase of mine expansion, and construct a value-added graphite processing plant to produce SPG (spheronized, purified graphite) for lithium-ion batteries in electric vehicles
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Construction of the Molo mine to commence imminently following the closing of the first private placement with ordering of the longer lead items for the mine processing plant
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Vision Blue granted a "Right of First Refusal" to provide financing for the expansion plan of the Molo mine
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Sir Mick Davis to be appointed Chairman of NextSource Materials upon Closing of the initial private placement

TORONTO, ON / ACCESSWIRE / February 8, 2021 / NextSource Materials Inc. (TSX:NEXT)(OTCQB:NSRCF) ("NextSource" or the "Company") is pleased to announce that it has entered into a binding agreement with Vision Blue Resources ("Vision Blue"), a private investment company created and led by Sir Mick Davis, former CEO of Xstrata Plc, to provide a financing package (the "Financing Package") for total gross proceeds of US$29.5M. The proceeds of the Financing Package will be used to bring the Company's Molo graphite mine in Madagascar into full production, with targeted completion in the first half of 2022.

Sir Mick Davis commented,

"This investment in NextSource underlines our belief that the massive secular change in demand for critical battery material resources is not being met by an appropriate supply side response, largely as a result of capital constraints. Vision Blue's investment into NextSource is aligned with our strategy to assemble a portfolio of strategically significant investments in high-quality, responsibly managed and proven battery material mining assets.

We view NextSource's Molo project as one of the best graphite assets globally and well- positioned for significant upside in growth and value due to the impressive strategic partnerships they have forged.

Our initial investment is just the first in unlocking Molo's potential and it is our intention to help create a major battery materials producer on a global scale. We are pleased to support its growth to realise its value for all investors and stakeholders."

Craig Scherba, President and CEO of NextSource commented,

"We are delighted that Sir Mick has chosen NextSource and our Molo project as Vision Blue's flagship graphite asset. Vision Blue's investment will enable us to move toward full production by mid-2022, and to accelerate our strategic battery anode development plans with our industry- leading partners. Vision Blue's involvement as our major strategic shareholder, coupled with the potential of our Molo graphite project, firmly positions NextSource to quickly become a significant market disruptor in the burgeoning battery materials market."

About Sir Mick Davis

Sir Mick Davis has extensive capital markets and corporate transactions experience. During his career, he has raised almost US$40 billion from global capital markets and completed over US$120 billion of corporate transactions.

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Former CEO and founder of Xstrata Plc, an Anglo-Swiss multinational mining company until its merger with Glencore Plc in 2013

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Former CFO of Billiton Plc and Chairman of Billiton Coal
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Founder and former partner at X2 Resources, a $5.6 billion mining investment fund
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Former Executive Director of South Africa's electricity utility Eskom
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Extensive capital markets and corporate transactions experience
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Raised almost US$40 billion from global capital markets and completed over US$120 billion of corporate transactions, including the creation of the Ingwe Coal Corporation in South Africa; the listing of Billiton on the LSE; the merger of BHP and Billiton; as well as numerous transactions at Xstrata culminating in the sale to Glencore
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40+ years of experience in the Mining, Industrial and Natural Resources sectors and engagement at governmental and operational levels

The Initial Private Placement

The US$29.5 million Financing Package will fully fund construction of the Molo Graphite mine and will be completed in two tranches. The first tranche comprises an initial non-brokered, private placement equity investment of US$6.1 million (C$7.8 million) (the "Initial Private Placement") through the issuance of 120,000,000 common shares of the Company at a price of C$0.065 per share representing an approximate 16.7% equity ownership into NextSource.

Completion of the Initial Private Placement is subject to customary conditions. In connection with the Initial Private Placement, the Company has granted Vision Blue certain rights, subject to maintaining certain shareholding thresholds, including the right to appoint two directors to the Board of the Company, inclusive of Sir Mick Davis, who will be appointed Chairman of the Board at the time of closing of the Initial Private Placement. In addition, Vision Blue has been granted a right of first refusal to finance the expansion of the Molo Project as well as a right to participate in future equity financings on the same terms as such financing in order to maintain its ownership percentage in the Company.

Construction to Commence Imminently with Fast Tracking of Expansion Studies

The proceeds of the Initial Private Placement of approximately US$6.1 million will allow the Company to immediately commence the construction phase of the Molo mine through the ordering of longer lead items for the processing plant and to fast track the completion of two technical studies. The studies will be commissioned in order to confirm the capital and operating costs for the next phase of mine expansion, and to construct a stand-alone, value-added graphite plant to produce spherical and purified graphite ("SPG") for lithium-ion batteries in electric vehicles ("EVs").

The Company expects that the Initial Private Placement will close prior to the end of February 2021.

Second Private Placement

The second tranche of the Financing Package will be completed through an additional private placement (the "Second Private Placement") of 232,142,857 units of the Company (the "Units") for additional gross proceeds of US$12.4 million. Each Unit will be issued a price of C$0.07 per Unit (subject to adjustment based on the US exchange rate) and will be comprised of one common share of the Company and one common share purchase warrant (a "Warrant"). Each Warrant will entitle Vision Blue to purchase one additional common share of the Company at a price of C$0.10 per share for a period of two years following the closing of Second Private Placement. On completion of the Second Private Placement, Vision Blue will own approximately 37.0% of the issued and outstanding common shares of NextSource, or approximately 49.4% on a partially diluted basis, based on the current issued and outstanding common shares.

The securities acquired by Vision Blue will be subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule, which lock-up will terminate if the Second Private Placement does not occur for any reason. In addition, each of the Directors and Officers of the Company have agreed to similar lock-up periods for the securities that they hold.

The Second Private Placement is subject to the approval of a majority of the shareholders of the Company in accordance with the policies of the Toronto Stock Exchange at a special shareholder meeting (the "Special Meeting"). The Officers and Directors of the Company have entered into voting undertaking agreements pursuant to which each have agreed to vote in favour of the resolution at the Special Meeting. The Company will schedule the Special Meeting shortly and will issue a further news release announcing the details of the Special Meeting once finalized.

Completion of the Initial Private Placement and the Second Private Placement is subject to receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The Royalty

The parties have also entered into a secured royalty agreement (the "Royalty Agreement") pursuant to which Vision Blue will advance, subject to the satisfaction of certain conditions, a total of US$11 million in exchange for a royalty in respect of sales of SuperFlake® graphite concentrate from the Molo Graphite Project.

Under the term of the Royalty Agreement, the Company will pay to Vision Blue the greater of:

(i) US$1.65 million or (ii) 3% of the gross revenues from SuperFlake® sales (the "GSR"). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company's SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million.

In addition, NextSource will pay to Vision Blue 1.0% of the gross revenues from sales of vanadium pentoxide ("V2O5") for a period of 15 years following commencement of production of V2O5.

Vision Blue will receive a 5% (US$1.5 million) financing fee on the total US$29.5 million investment, equating to US$28 million in total net proceeds to NextSource. The financing fee will be payable only when the royalty financing is provided by Vision Blue.

About Vision Blue Resources

Vision Blue was founded in December 2020 by Sir Mick Davis to identify and capture opportunities in battery and technology minerals linked to EV & Grid Storage growth.

Vision Blue targets companies in established mining jurisdictions, with well-advanced and best- in-class battery material assets that are scalable and can be brought into production rapidly.

Vision Blue aims to work with existing management teams to provide critical growth capital, technical support, experience in securing future finance, and ultimately the delivery of an exit strategy. Where possible, Vision Blue utilises a phased development approach based upon self- financed expansion to achieve large scale revenue and cash flows across the entire battery materials vertical supply chain. For further information about Vision Blue visit their website at www.vision-blue.com.

About NextSource Materials Inc.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is preparing to begin construction of its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted and funded project that hold a large high quality flake graphite deposit and is the only project with SuperFlake® graphite.

The Company will utilise an all-modular build approach to constructing the Molo mine. Initial production is expected to be 17,000 tonnes per annum ("tpa") over the first two years of production followed by mine expansion in Year three. Offtakes are in place for more than 100% of initial production.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President, Corporate Development at brent@nextsourcematerials.com or email Craig Scherba, President and CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding the funding of the Molo Project, closing of the various tranches of the Financing Package, draw down on the Royalty Agreement, shareholder approval in respect of the Second Private Placement, construction of the Molo project and SPG plant, completion of the technical studies and expansion of the Molo Graphite Project. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including the risk that the conditions to the Second Private Placement are not met, including as a result of the failure to get shareholder approval. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from.
The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

SOURCE: NextSource Materials Inc.